Exhibit 99.1

1 Corporate Presentation March 2022 Nasdaq: NRSN

Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only. 2 Disclaimer This presentation and oral statements made regarding the subject of this presentation contain "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. Forward looking statements made in this presentation include statements about the market for therapeutics targeting neurodegenerative diseases and its opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre - clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views as of the date of the presentation. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's final prospectus filed with the Securities and Exchange Commission on December 10, 2021. We undertake no obligation or duty to update information contained in these forward looking statements, whether as a result of new information, future events or otherwise.

NeuroSense is a Leader in Developing Novel Combination Therapies for Highly Debilitating Neurodegenerative Diseases



Inspiration

- Novel formulation of FDA approved drugs for multi-targeted approach
- FDA: 505(b)(2) pathway



Inception

- Completed Phase IIa ALS study met primary endpoints
- Patent Granted, 2 Pending; Orphan Designation Granted (FDA & EMA)



Innovation

- Strong Pre-clinical Results
- Pipeline programs for Parkinson's and Alzheimer's

NeuroSense Therapeutics

Phase IIa NST002 Trial Biomarker Analysis Statistically Significant Results Following Treatment with PrimeC

5 A n Inno v ative A ppro a ch Gene Therapy Str a tegy Antisense M olecular Str a tegy Antibodies Chemica l Strategy Sma l l molecu l es Cel l B a s ed St r ate g y Cel l an d Gene therapies Combine d Thera p e u ti c Strategy Targeting M ult i pl e Pathways ALS Drug s in Tria ls

Experienced Leadership



Alon Ben-Noon
CEO, Board Member



Ferenc Tracik, MD
CMO



Or Eisenberg
CFO



Niva Russek-Blum, PhD
VP Discovery & IP Generator



Nedira Salzman
VP BD



Shiran Zimri, PhD
Head of Scientific Program



Avital Pushett
Head of ALS Program



Mark Leuchtenberger
Chairman of the Board

NeuroDerm NOVARTIS Biogen teva Yale Perrigo ORPHAZYME CHIASMA EY

6
NeuroSense Therapeutics

Scientific Advisory Board



Prof. Jeremy Shefner (Chair)

- Senior VP at the Barrow Neurological Institute
- Chair of the Department of Neurology



Prof. Orla Hardiman

- Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont
- Co-Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS



Prof. Merit Cudkowicz

- Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS
- Professor of Neurology at Harvard Medical School



Dr. Jinsy Andrews

- Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University
- Director of Neuromuscular Clinical Trials



Dr. Jeffery Rosenfeld

- Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine
- Medical Director of Center for Restorative Neurology at Loma Linda University

7

NeuroSense Therapeutics

NeuroSense's Development Pipeline

		Discovery	Pre-Clinical Phase	Phase I	Phase II	Phase III	NDA	Next Milestone
ALS	PrimeC							• Complete Toxicological Study • Initiate Pharmacokinetic Study • Initiate Phase IIb in H1 '22 • Initiate Phase III in H2 '23
AD	CogniC							• Complete Pre-clinical Studies Ahead of Planned Phase I/II
PD	StabiliC							• Complete Pre-Clinical Studies Ahead of Phase I/II

ALS: Amyotrophic Lateral Sclerosis, AD: Alzheimer's Disease, PD: Parkinson's Disease

8

NeuroSense Therapeutics

9 AL S in Nu m bers ~24% Gr o wt h i n P a tien ts b y 2 0 40 i n the U S a nd EU ALS i s a n incur a bl e n e urodegen e rative dise a s e ca u sin g c o mpl e te paralysis and ultimately death within 2 - 5 years from diagnosis >$1B A n n u a l burden i n the U S a lone + 5 , 00 0 1 P eo p l e a re d i a gnos ed wit h ALS e a c h y e a r (US) > 80 , 00 0 2 A L S P a tien ts i n Ne u ro S en s e ’ s pl a n n e d target mark e t 2 3 1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine 2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016 3. Cost of illness for neuromuscular diseases in the United States, Muscle & Nerve, 2013

10 The People Behind T he Num b ers Oct. 2016

Current Treatments Show Limited Efficacy

Current Treatments

Two FDA approved drugs, Riluzole and Edaravone, both known to have mild effect on prolonging lifespan or improving patients' quality of life and independence

Phase 3 Clinical trials in the past 15 years have failed, we believe, due mainly to:

Single Target - Aiming for only one target in complex diseases with multiple mechanisms



A NEW APPROACH WAS NEEDED

A Combined Therapeutic Strategy **Targeting Multiple Pathways**

11

NeuroSense Therapeutics

NeuroSense's Lead Candidate: PrimeC

Two Compounds - One Potentially Powerful Outcome

$3.2B Annual market potential[1]


PrimeC
NeuroSense

PrimeC

NeuroSense's Flagship Treatment

A **novel formulation**, consisting of **specific doses** of two FDA-approved drugs, Ciprofloxacin & Celecoxib, designed to work **synergistically** on more than one target:

- Regulating microRNA synthesis
- Affecting iron accumulation
- Reducing neuroinflammation

1. Management estimate

12

NeuroSense Therapeutics

13 Prim e C – Mechan i sm o f A c tion PrimeC is a novel formulation of : Celecoxib - an NSAID that inhibits COX - 2 enzyme, reducing inflammatory processes, glutamate excitotoxicity and oxidative stress, among others Ciprofloxacin - a fluoroquinolone family member, inducing Dicer activity, regulating microRNA synthesis and reducing iron accumulation

Pre-Clinical Results in a Key Animal Model

PrimeC improved locomotor and cellular deficits of ALS zebrafish models, indicating a neuroprotective effect [1]



PrimeC treatment:

- ✓ **Improved** motor performance of both SOD1 and TDP-43, widely accepted models, by **84%** and **110%** respectively
- ✓ **Recovered** impaired motor neurons morphology
- ✓ **Recovered** abnormal neuromuscular junction structure
- ✓ **Preserved** the ramified morphology of microglia cells

1. Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020.

14

NeuroSense Therapeutics

Pre-Clinical Results in Zebrafish, a Key Animal Model for ALS:

1. Improved motor performance


Distance moved (%)
200
150
100
50
0
***
*
***
ns
mSod1
Celecoxib
Ciprofloxin
Riluzole
PrimeC
Healthy
ALS
ALS + PrimeC

*mSOD1- Mutation in sod1 gene is prevalent in ALS

2. Recovered neuronal structure


Pre-synaptic
Post-synaptic
Merged
ALS
ALS + PrimeC
Healthy
ALS
ALS + PrimeC

15

Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020

NeuroSense Therapeutics

Phase IIa Trial Design



NST002

15 patients , 12 months dosing, clinic visit every 3 months, phone visit every 1.5 months

NST002: Tel Aviv Sourasky Medical Center



Tel-Aviv Sourasky Medical Center

Prof. Vivian Drory







Safety

Blood test, electrocardiogram (ECG), urea, vital signs, adverse events (AE)

Efficacy

ALSFRS-R - Revised ALS Functional Rating Scale – 0 - 48

FVC - Forced Vital Capacity

Biomarkers

Examination of key elements for ALS diagnosis as well as PrimeC mechanism of action

16

NeuroSense Therapeutics

17 * P oo l e d R e so u r ce O pe n - A cc es s ALS C l inical T r ials D ata base All patients completing the trial have opted to continue into an extension study with PrimeC Exploratory Endpoint: PrimeC vs. PRO - ACT* (matched) The tr i al w a s co n d u cted with an i n t erm e diate fo r mu l ation and dose Pr i meC Red u ce d th e Rat e of Decline

18 Phase IIa Clinical Trial: PrimeC intermediate formulation Primary endpoint met, exploratory endpoints showed positive results with PrimeC x Reduced Functional and Respiratory Deterioration x Si g ni f icant changes i n AL S - re l ate d bi o mark e rs x Well Tolerated, No Drug Related SAEs

Phase IIa AL S Bioma r ker s : Stage I: Case study experiment: Analysis of ALS pathology – healthy vs ALS blood samples Stage II: NST002 clinical study: Assessing the Effect of PrimeC on Key Biomarkers

*All measurements of exosome protein are in ng/ml Stage I*: Case Study Results of ALS Biomarkers in Blood Samples Im paired Aut o pha g y L yso s omal D y sfunct ion T D P - 4 3 Acc u m u lat ion m i RN A D y s r egu lat ion Ir o n Acc u m u lat ion Ne u r o infl a mma tion

Stage II*: Phase IIa Trial Biomarker Analysis



Time [Months] 0 12
Blood samples
Pre-treatment
Interim visit
End of study visit
TDP-43 Accumulation
Baseline - 12 month: P = 0.002
TDP-43
500
450
400
350
300
250
Pre-treat
Interim
End of study
Impaired Autophagy
Baseline - 12 month: P = 0.054
LC3
1100
1000
900
800
700
600
Pre-treat
Interim
End of study
Neuroinflammation
Baseline -12 month: P < 0.001
PgJ2
35
30
25
20
15
10
Pre-treat
Interim
End of study
Lysosomal Dysfunction
Baseline - 12 month: P = 0.015
CaT-D
4000
3500
3000
2500
2000
Pre-treat
Interim
End of study

*All measurements are in ng/ml

NeuroSense Therapeutics

23 The biological activity observed in TDP - 43 levels may serve to indicate clinical outcomes, as can be seen from the relative correlation between the reduction in TDP - 43 levels and slower deterioration in ALSFRS - R . Correlation Between Biological Activity and Clinical Outcome

24 Planned Development Timeline • Pharmacokinetic study • ALS Phase IIb study initiation Expected: • 9 0 d a y T o xicity s tudy c o m p le ti o n • • AD Pre - clinical studies completion PD Pre - clinical studies completion • ALS Phase IIb Top - Line results • ALS End of Phase II meeting • ALS Phase III initiation AD PD H 1 / 20 2 2 H 2 / 20 2 2 H 1 / 20 2 3 H 2 / 20 2 3 Achieved: x 21 days Tox study completed x FDA IND - submitted on Feb 16 x Biomarkers - 3rd stage initiated (results in May 22) x Additional patent in Australia ; Patent allowance in Canada and Europe ALS

High Level Gantt


2022
2023
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Discovery
R&D activities (Biomarkers AD / PD)
R&D activities (Biomarkers AD / PD)
90 days Tox Study
PK Batch.
IND Sub.
PK Study
Potential PoC clinical studies for AD and PD
Ph II Batch.
IRB Sub.
ALS PhaseIIb Clinical Trial
PhaseIIb - flexible design, could turn into a Pivotal study for approval, pending the changing regulatory environment
Top-Line Results
End of Ph II meeting
Ph III Initiation

NeuroSense Therapeutics

26 NRS N – Highlight s Su m mary x Novel formulation addresses multiple targets in a synergistic manner x Promising Phase 2a efficacy results x Statistically significant biomarkers data which corelates to meaningful clinical effect x Patents granted and additional IP coverage (valid till 2038) x Funded expected until completion of Phase 2b ALS study (Q2 2023) x Strong pipeline with short, mid and long term developments in big market indications

Fun Facts: Management Team

>70%

of NeuroSense team are **Women**



66%

of Board members are **US based** with vast experience in Biotech public companies



50%

of NeuroSense Board Members are **Women**



NeuroSense Therapeutics

28 THAN K YOU! For more information: www.NeuroSense - tx.com i n f o@Neu r oSen s e - tx . c om